# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 03/06/2025
Filed by CIK 0001571705
Persons authorized to receive notices and communications: Samuel H. Altman, 3190 Coronado Dr.,, Santa Clara, California (CA), 95054, 650-550-0127

## Reporting persons
- Samuel H. Altman (CIK 0001571705): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,650,402; shared voting power 0; sole dispositive power 6,650,402; shared dispositive power 0; aggregate amount beneficially owned 6,650,402 (4.8% of the class)
  Comment: Represents (i) 414,295 shares of Class A Common Stock of the Issuer held by Altman Holdco, LLC ("Altman Holdco"), (ii) 478,500 shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. and (iii) 5,757,607 shares of Class A Common Stock of the Issuer held by the Samuel H. Altman Revocable Trust, of which the Reporting Person serves as co-trustee. The Samuel H. Altman Revocable Trust is the managing member of Altman Holdco. Mr. Altman is co-trustee of the Samuel H. Altman Revocable Trust and, as a result, may be deemed to hold voting and dispositive power with respect to the shares held by Altman Holdco. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P. The Reporting Person is the managing member of Apollo Projects GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Apollo Projects, L.P. Percentage ownership is calculated based on 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025.
- Hydrazine Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percentage ownership is calculated based on 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025.
- Hydrazine Capital II, GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percentage ownership is calculated based on 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025.
- Apollo Projects, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 478,500; shared voting power 0; sole dispositive power 478,500; shared dispositive power 0; aggregate amount beneficially owned 478,500 (0.3% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P. The Reporting Person is the managing member of Apollo Projects GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Apollo Projects, L.P. Percentage ownership is calculated based on 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025.
- Apollo Projects GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 478,500; shared voting power 0; sole dispositive power 478,500; shared dispositive power 0; aggregate amount beneficially owned 478,500 (0.3% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P. The Reporting Person is the managing member of Apollo Projects GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Apollo Projects, L.P. Percentage ownership is calculated based on 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054
Comment:
EXPLANATORY STATEMENT

This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed by Reporting Persons on December 23, 2024 (the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a)-(e) of the Schedule 13D is hereby amended and restated as follows: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons beneficially owns an aggregate of 6,650,402 shares of Class A Common Stock, which consists of (i) 414,295 shares of Class A Common Stock of the Issuer held by Altman Holdco, (ii) 478,500 shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. and (iii) 5,757,607 shares of Class A Common Stock held by the Samuel H. Altman Revocable Trust, representing approximately 4.8% of the outstanding shares of Class A Common Stock. The percent of class was calculated based on 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025.
Transactions in the class effected during the past sixty days: On March 6, 2025, Hydrazine Capital II, L.P. made a distribution in-kind of 3,732,379 shares of Class A Common Stock, of which 414,295 shares of Class A Common Stock were received by Altman Holdco and 407 shares of Class A Common Stock were received by the Samuel H. Altman Revocable Trust. Except as set forth above, during the past 60 days, the Reporting Persons have not effected any transactions in the Issuer's Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 6, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock of the Issuer.

## Signatures
- Samuel H. Altman: /s/ Samuel H. Altman, Samuel H. Altman, Managing Member (04/04/2025)
- Hydrazine Capital II, L.P.: /s/ Samuel H. Altman, Samuel H. Altman, Managing Member (04/04/2025)
- Hydrazine Capital II, GP, LLC: /s/ Samuel H. Altman, Samuel H. Altman, Managing Member (04/04/2025)
- Apollo Projects, L.P.: /s/ Samuel H. Altman, Samuel H. Altman, Managing Member (04/04/2025)
- Apollo Projects GP, LLC: /s/ Samuel H. Altman, Samuel H. Altman, Managing Member (04/04/2025)